Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change January 19, 2022

Item 3:	News Release

A news release was disseminated on January 19, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced assay results from one diamond drill hole designed to expand the high-grade gold mineralization at the Golden Joint Zone centered approximately 1km north of the Keats Zone. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

January 19, 2022

Schedule "A"

NEW FOUND INTERCEPTS 98.13 G/T AU OVER 3.85M AT GOLDEN JOINT,
EXTENDING THE HIGH-GRADE ZONE TO 305M VERTICAL DEPTH

Vancouver, BC, January 19, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from one diamond drill hole designed to expand the high-grade gold mineralization at the Golden Joint Zone centered approximately 1km north of the Keats Zone. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Golden Joint Drill Result Highlights

•	Highlight interval is summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-401	450.15	454.00	3.85	98.13	Golden Joint

Table 1: Highlight results from Golden Joint

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The interval of 98.13 g/t Au over 3.85m in NFGC-21-401 extends the high-grade gold zone at Golden Joint to a vertical depth of approximately 305m, extending the zone's vertical depth approximately 20m below the previously reported deepest intercept of 70.65 g/t Au over 5.25m in NFGC-21-386 (Figures 2 and 3).

•	The Golden Joint Zone remains open in all directions with additional results pending along approximately 250m of strike and to approximately 340m of depth (see Figure 2). Drilling is continuing with the objective of expanding this high-grade zone along strike and to depth.

Figure 1: Photo of mineralization from NFGC-21-401, approximately 450.40m down hole depth^

Melissa Render, VP of Exploration for New Found, stated: "Assay results received to date at Golden Joint indicate a vertically plunging high-grade gold domain within a broad NW striking vein filled fault zone adjacent to the Appleton Fault Zone. Additionally, drilling continues to expand a conjugate, NE striking shallower high-grade system located to the east of Golden Joint (the "Golden Joint HW", Figure 3). Similar to the more advanced discoveries at Keats and Lotto, drilling at Golden Joint continues to demonstrate the presence of high-grade gold in a style of veining and mineralization consistent with an epizonal model of gold emplacement. Good vertical continuity is developing on this target and the tenor of gold speaks to the strength of the mineralizing system. We are excited to continue step out drilling targeting the expansion of this zone of high-grade gold mineralization, as well as to explore for additional mineralized structures proximate to this exciting discovery."

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Golden Joint Hole Location Details

Figure 2. Golden Joint location and long section

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 3. Golden Joint plan view map.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-401	425.95	428.00	2.05	2.34	Golden Joint
And	432.60	435.15	2.55	1.05
And	438.95	445.00	6.05	3.05
And	450.15	454.00	3.85	98.13

Table 2: Summary of results reported in this release for Golden Joint

1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-401	298.5	-46.5	492	658613	5428319

Table 3: Details of drill holes reported in this release

Discussion

The reported interval of 98.13 g/t Au over 3.85m is a weighted average of screen fire assay results received from ALS for the two half-core samples from this interval, and thus represents a whole-core assay result. The first half-core sample assayed 85.77 g/t Au and the second 111.44 g/t Au (see Table 4). On completion of the test program announced November 4 the Company anticipates returning to a protocol of primarily half-core sampling and reporting half-core assay results.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)1	Au (g/t)[2] 1st Half-Core	Au (g/t)[3] 2nd Half-Core	Au (g/t)[4] Weighted Avg.
NFGC-21-401	425.95	428.00	2.05	1.03	4.21	2.34
And	432.60	435.15	2.55	0.95	1.14	1.05
And	438.95	445.00	6.05	2.91	3.35	3.05
And	450.15	454.00	3.85	85.77	111.44	98.13

Table 4: Half-Core Composite Comparison

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-401. 1Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. 2Gold values reported are from the first sampled half of the core assayed at ALS. 3Gold values reported are from the second sampled half of the core assayed at ALS. 4Weighted average of both halves of the core comprising the sampled interval. Note that Golden Joint HW intervals from this hole have not yet been received and will be reported once available.

Queensway 400,000m Drill Program Update

Approximately 33% of the planned 400,000m program at Queensway has been drilled to date with approximately 30,515m of the core with pending assay results. Ten core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 90% of reported core lengths. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2.0m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30 g fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold with initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays.

The test work program announced by the Company’s November 4th release is ongoing. The outcomes of all test work will be reported as soon as the outstanding data becomes available. While the test work program is in progress and for the purpose of reporting a whole core assay result, the Company collected the other half of the sampled core intervals through select mineralized domains. In addition to the one drill hole reported in tables 1, 2 and 4, nine additional mineralized domains were treated similarly, the results of which will be disclosed in the same way once available. For the mineralized domains being reported, samples of both the first half and second half of the core were submitted to ALS for screen fire assay. A weighted gold average for both core- halves was calculated and is reported in Tables 1, 2 and 4. It is not the intention for the Company to always release whole core assay results; certain gold grade composites will be reported on a whole-core basis to build additional confidence in selected mineralized zones. Following a pause late last year the Company anticipates a continuous ramp up in receipt and disclosure of drill results over the coming weeks and will consequently move towards the disclosure of larger batches of assay results in its news releases.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated January 19, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 33% complete. The Company is well funded for this program with a current working capital balance of approximately $126 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (910) 406-2407

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC